UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

PLANGRAPHICS, INC.

(Exact name of registrant as specified in its corporate charter)

000- 14273

(Commission File No.)

Colorado	84-0868815
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

112 East Main Street

Frankfort, Kentucky

(Address of principal executive offices)

(502) 223-1501

(Issuer's telephone number)

Approximate Date of Mailing: October 30, 2009

PLANGRAPHICS, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF

PLANGRAPHICS, INC.

This information statement is being mailed to holders of record of shares of common stock of PlanGraphics, Inc. ( “we”, “us” or “our”), a Colorado corporation, on October 30, 2009 (“record date”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

CHANGE OF CONTROL

Background to change of control

Integrated Freight Corporation, a Florida corporation, effectively acquired 401,599,467 shares (80.2%) of our common stock on May 29, 2009 when it purchased 500 shares of our preferred stock from Nutmeg/Fortuna Fund LLLP. We sold the preferred stock to Nutmeg/Fortuna Fund on August 21, 2006 for the principal amount of $500,000. Integrated Freight paid Nutmeg/Fortuna $167,000 in the form of its one-year promissory note and 1,307,822 shares of its common stock. As issued, our preferred stock was non-voting and was redeemable only for cash in an amount equal to the principal amount plus accrued and unpaid dividends. Nutmeg/Fortuna made a request for redemption of the preferred stock on May 14, 2009, which we were obligated to honor within sixty days by payment of cash for the principal amount plus accrued and unpaid dividends of $162,573.12. Knowing that we would be unable to pay the redemption amount in cash, Nutmeg/Fortuna Fund offered to accept shares of our common stock in lieu of cash, provided that the redemption could be made only by its transferee, which was to be Integrated Freight. We reported this change in control on Form 8-K on June 1, 2009.

Transactions Planned In Connection With The Change Of Control

Integrated Freight acquired voting control of us for the purpose of causing us to merge into Integrated Freight, followed by the sale of our operating subsidiary to our sole director and chief executive officer, John C. Antenucci. A change in our board of directors was to take place at the date of the merger. Colorado law requires approval of our merger into Integrated Freight by our stockholders, which in turn requires the mailing of an information statement to all of our stockholders pursuant to Section 14(c) the Exchange Act. And, our merger into Integrated Freight requires also requires Integrated Freight to register, on Form S-4 under the Securities Act of 1933, its stock which our stockholders would receive in the merger. Integrated Freight filed a registration statement on Form S-4 on July 29, 2009, including information required by Schedule 14C pursuant to Section 14 (c) of the Exchange Act. Delays encountered and anticipated in obtaining an effective date of this registration statement, our continuing losses and Integrated Freight’s need for funding (for which it has been able obtain to commitments only on the condition that it expedite its achievement of a public market which depends on the merger) and to move forward with other available acquisitions have resulted in a restructuring of the anticipated merger transaction. This restructuring involves our acquisition of Integrated Freight, followed by Integrated Freight’s merger into us. This acquisition and the subsequent sale of our operating subsidiary to Mr. Antenucci do not require the approval of our stockholders or the filing of a registration statement under the Securities Act. We will exchange the balance of our authorized but unissued common stock, totaling 499,241,827 shares, as partial consideration for the acquisition of all the issued and outstanding shares of Integrated Freight. Integrated Freight has advised us that it intends to withdraw its pending registration statement on Form S-4. We then plan to seek approval by our stockholders, subject to compliance with Section 14 of the Exchange Act, of a share combination (reverse stock split) in a ratio of a 1 : 244.8598, a change in our name to Integrated Freight Corporation and a change in our state of incorporation to Florida. Following approval of the share combination, we will issue an additional number of shares of our common stock in final consideration for the acquisition of Integrated Freight, such that each stockholder of Integrated Freight will receive one share of our common stock for each share of Integrated Freight which they owned prior to the merger.

In connection with our acquisition of Integrated Freight, our current, sole director, John C. Antenucci, and our current executive officers have tendered their resignations on the day this Schedule 14F is being filed with the U.S. Securities and Exchange Commission and mailed to stockholders of record, effective November 9, 2009. In anticipation of the effectiveness of Mr. Antenucci’s resignation as our sole director, Mr. Antenucci has elected the directors of Integrated Freight, identified below, to fill the vacancies existing on our board of directors.

The remainder of this information statement provides additional information required by Schedule 14F-1 about our current and future directors.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

OUR OUTSTANDING VOTING SECURITIES

On October 30, 2009, we had 500,718,173 shares of our common stock issued and outstanding.  Each share of our common stock entitles the holder thereof to one vote on each matter submitted to the stockholders for approval, including the election of directors. Approval of stockholders is not required for the board of directors to fill vacancies on the board of directors.

DIRECTORS AND EXECUTIVE OFFICERS

Our current directors and officers –

The following table and biographical information following it covers our current directors and executive officers, who have resigned effective ten days following the mailing of this information statement to our stockholders. All directors hold office until the next annual meeting of shareholders and serve until their successors are duly elected and qualified, or until their earlier death, resignation or removal. The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

NAME	AGE	POSITION	DIRECTOR SINCE
John C. Antenucci	62	Director, President and Chief Executive Officer	1998
Frederick G. Beisser	66	Senior Vice President - Finance, Secretary and Treasurer	Not applicable

Biographical Information About Our Current Directors And Officers

John C. Antenucci is our current President and Chief Executive Officer and has been a director since November 3, 1998. Mr. Antenucci holds an M.S. Civil Engineering/Water Resources from Catholic University of America in Washington, D.C. and a Bachelor of Civil Engineering from the same institution.

Frederick G. Beisser is our current Senior Vice President - Finance, Secretary and Treasurer, a position he has held for more than five years. Mr. Beisser is a Colorado Certified Public Accountant. He holds a Ph.D. from American International University in Canoga Park, California, an M.B.A. from Golden Gate University in San Francisco and a B.S. in Business Administration from the University of Southern Colorado in Pueblo, Colorado. In addition, Mr. Beisser has a diploma from the Air War College. He is also a member of the Board of Directors of Environmental Energy Services, Inc., a publicly traded company registered under Section 12(g) of the Exchange Act.

Our future directors and officers –

The following table and biographical information following it covers our future directors and executive officers, who will take office ten days following the mailing of this information statement to our stockholders.

NAME	AGE	POSITION	Director beginning
John E. Bagalay	75	Director	November 9, 2009
Paul A. Henley	50	Director, Chief Executive Officer, Chief Financial and Accounting Officer	November 9, 2009
Henry P. Hoffman	58	Director	November 9, 2009
Steven E. Lusty	48	Chief Operating Officer	November 9, 2009
Jackson L. Morris	65	Corporate Secretary	November 9, 2009
T. Mark Morris	43	Director and Chief Operating Officer of Subsidiary	November 9, 2009
Monte W. Smith	55	Director and Chief Operating Officer of Subsidiary	November 9, 2009

Biographical Information About Our Future Directors And Officers

John E. Bagalay will be one of our independent directors.

2005 to present– Mr. Bagalay is executive-in-residence at EuroUS Ventures LLC, a venture capital firm located in Newton, Massachusetts that invests exclusively in European based technology companies that wish to establish a US market. Our investment is committed to facilitate that expansion.

2003 to 2005 – He was Director of Special Projects in the Life Sciences at the Boston University Technology Commercialization Institute
1989 to 2003 – Mr. Bagalay was Senior Advisor to the Chancellor of Boston University from January 1998 to November 2003.
1989 to 1998 – He Managing Director of BU Ventures, a university venture capital company.

Mr. Bagalay is an independent director of the following publicly traded, registered companies: Wave Systems Corp. and Cytogen Corp. He serves on various committees of the boards of directors of these corporations. Mr. Bagalay earned a B.A. degree in philosophy, history and economics (1954) from Baylor University, a J.D. degree (1964) from the University of Texas at Austin and a Ph.D. degree (1957) from Yale University.

Paul A. Henley will be the chairman of our board, president and chief executive officer.

May 2008 to present – Mr. Henley is the founder of Integrated Freight Corporation and has served as its chairman of the board and chief executive officer since its inception. He now also serves as its chief financial and accounting officer.

•

June 2002 to June 2006 - He was President of Henley Capital Group, a consulting company that worked with private companies and early stage public companies in the area of business development. He assisted companies in the following areas; writing of business plans, the preparing of budgets, corporate communications (public relations/investor relations), corporate presentations at various types of events, assisting in the development of board of directors, hiring of market makers, attorneys and auditors, merger and acquisition consulting and the planning and implementation of capital programs.

•

October 2006 to May 2007 - Mr. Henley was engaged in a joint venture with Friedland Capital doing business under the name of Friedland-Henley Advisers which was engaged in developing a venture capital fund for early stage companies. Mr. Henley terminated his relationship before the fund began to raise capital.

•	June 2006 to 2007 - He was a consultant to Friedland Capital of Denver, Colorado in the areas of product development and investment seminars.

•

June 2006 - 2008 - Mr. Henley was engaged on a part time basis in planning a business to acquire trucking companies, efforts to obtain funding and efforts to identify potential acquisition targets. This activity culminated in his founding of High Point Transport, Inc. in 2006, which filed a registration statement on Form 10 in August 2007. High Point Transport acquired Cannon Freight Systems, Inc., located in Harrison Township, Michigan, in November 2007 that continued to be operated on a daily basis by its founder and president. Due to operating losses and breach of financial covenants by Cannon Freight, unforeseen and unexpected by High Point Transport at the time of acquisition, Cannon Freight was forced to cease operations in or about February 2008. This circumstance prevented High Point Transport from satisfying its covenants with Cannon Freight’s founder and selling stockholder, who as a consequence became the controlling stockholder of High Point Transport. Management of Integrated Freight believes, under the new controlling stockholder, High Point Transport also terminated its business activities in or about February 2008.

•

May 2008 to present – He is the founder of Integrated Freight Corporation and has served as its chairman of the board and chief executive officer since its inception. He now also serves as its chief financial and accounting officer.

Mr. Henley earned a B.A. degree in business management and marketing (1981) from Florida State University.

Henry P. (“Hank”) Hoffman will be one of our independent directors.

•

February 2000 to May 2006 - Mr. Hoffman was founder, President & CEO, and chairman of the board of SiriCOMM, Inc. an applications service provider and wireless networking business serving the U.S. truckload industry. The company installed its VSAT-based network technology in the major truckstop chain facilities throughout the U.S. to support its applications and those of third party partners.

•

June 2006 to May 2007 – He served as chairman of the board of SiriCOMM. Upon his departure in May 2007, the company subsequently changed its business model to a pure Internet service provider. The company filed for bankruptcy in 2008.

•

June 2007 to present – Mr. Hoffman is President & CEO and a director of SeaBridge Freight, Inc., a tug and barge transportation company that provides short sea service between Port Manatee, FL and Brownsville, TX.

Mr. Hoffman earned his BS degree (1973) from the United States Military Academy and a MBA degree (1985) from the University of Wisconsin.

Steven E. Lusty will be our chief operating officer.

•

2006 to present – Mr. Lusty owns and operates Valleytown Ventures, LLC which specializes in providing interim executive officer/turnaround consulting services in the transportation/logistics industry.  He performs implementation and integration of financial, information technology, operations enhancements, cost models, pricing standards, route utilization, driver relations, policy and procedures, regulatory and compliance, and safety.  In his consulting capacity, he provided services to High Point Transport, Inc. in 2007, subsequently in 2008 serving as the interim chief executive officer of its operating subsidiary, Cannon Freight Systems, Inc. for purposes of orderly liquidated assets, collected debts, and settled collections.  See Mr. Henley’s biographical information for more information about High Point Transport, Inc. Mr. Lusty has provided operations analysis for a restructuring firm and has analyzed numerous trucking firms’ financials and operations for acquisitions by investment firms and holding companies.

2009 to present – He has been employed by Integrated Freight.
•

1998 to 2007 – Mr. Lusty founded and operated Chromos, Inc. This company originally provided transportation brokerage, later establishing a trucking operation and making three acquisitions.  The company operated in varied freight sectors.   Chromos established six field agents in the Southeast for brokerage. In 2006, signed an agreement with XRG, Inc., a publicly traded holding company operating in the interstate trucking sector. Under the agreement, XRG was to provide back office, accounting and disbursement as an agent of Chromos.  Chromos paid XRG amounts needed for disbursement in payment of Chromos’ payables, but XRG failed to disburse those funds in payment of Chromos’ obligations, including long term debt.  Without remaining funds to pay these obligations, Chromos was forced to file for liquidation in bankruptcy. Mr. Lusty was also forced to file for bankruptcy as a result of loans he had guaranteed for Chromos.

Mr. Lusty earned a BA degree in civil engineering (1985) from Mississippi State University.

Jackson L. Morris will fill the statutory position of corporate secretary as a courtesy and incidental to his services as our independent corporate and securities counsel. He has served in these capacities with Integrated Freight since inception. Mr. Morris has been engaged in the private practice of law since 1982, maintaining his own practice in the Tampa Bay area since 1993. Mr. Morris focuses his practice in corporate, securities and business transaction law. Mr. Morris earned a B.A. degree in economics from Emory University in 1966, a J.D. degree from Emory University Law School in 1969 and an LL.M. from Georgetown Law School in 1974.

T. Mark Morris will be one of our directors and is the chief operating officer of one of Integrated Freight’s subsidiaries, Morris Transportation, Inc., which he founded in 1998 and has been its chief executive officer from inception to the present. Mr. Morris earned a BA degree in business administration (1988) from Ouachita Baptist University in Arkadelphia, Arizona.

Monte W. Smith will be one of our directors and is the chief operating officer of one of Integrated Freight’s subsidiaries, Smith Systems Transportation, Inc., which he founded in 1992 and has been its chief executive officer from inception to the present. Mr. Smith attended the University of Nebraska at Kearney, studying finance.

EXECUTIVE COMPENSATION

Compensation of our current executive officers for the fiscal years ended September 30, 2007 and 2008 –

Name and principal position	Year	Salary (1)	Option awards (2)	Total
John C Antenucci, President & Chief Executive Officer	2007	$157,000	-	$157,000
	2008	$157,000	-	$157,000
Michael Kevany, Senior Vice President, PGI-MD	2007	$103,000	-	$103,000
	2008	$103,000	-	$103,000
John Chen Vice President International, PGI-MD	2007	$110,000	-	$110,000
	2008	$110,000	-	$110,000

(1) These amounts in the salary column reflect the basic compensation earned during fiscal year 2008 by the named executive officers.

(2) The amount of nil in the option awards column reflects the fair value dollar amount recognized for financial statement reporting purposes in fiscal year 2008 for option awards granted to the chief executive officer pursuant to his employment agreement. He received a stock option grant to acquire 972,144 of common stock at $0.0036 per share. The amount of nil shown in the table is valued in accordance with Statement of Financial Accounting Standards No. 123(R).

Mr. Antenucci holds an aggregate of 972,144 vested option, before adjustment for the planned share consolidation, for the purchase of shares our shares.

Mr. Antenucci’s employment agreement expires March 31, 2010, subject to his earlier resignation described above. In connection with our change in control described above and sale of our operating subsidiary to Mr. Antenucci following our acquisition of Integrated Freight, Mr. Antenucci will release us from compensation we would otherwise be required to pay to him upon a change of control.

Compensation of our future executive officers –

Integrated Freight has entered into the employment agreements described in the following table.

Name	Began	Ends (1)	Annual Cash Salary	Annual Increase	Bonus	Other
Paul A. Henley	May 30, 2008	May 29, 2011	$195,000	10%	(2)(3)
Steven E. Lusty	January 1, 2009	December 31, 2011	$150,000	-	(2)	(4)
T. Mark Morris	September 1, 2008	August 31, 2011	$110,000	-	$25,000(2)(5)
Monte W. Smith	September 1, 2008	August 31, 2011	$110,000	-	(2)

(1)   Subject to subsequent automatic annual renewals.

(2)   Eligible for discretionary bonuses, upon board review and approval.

(3)   Achievement of a public market for our shares – bonus of $50,000. Closing acquisitions – bonus equal to1/10 of 1% (.001) of the revenue from operations generated by acquired company.

(4)   150,000 shares of our common stock, plus 25,000 shares of our common stock per month for every month in which salary is not paid beginning August 1, 2009.

(5)   A contractual-bonus of $25,000 which is in arrears.

Each employment agreement provides for payment of benefits provided to other employees, an automobile allowance, and an opportunity to earn a performance bonus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our principal stockholders before and after our acquisition of Integrated Freight are set forth in the following tables. These principal stockholders include:

•	each of our directors and executive officers,
•	our directors and executive officers as a group, and
•	others we know to own more than five percent of our issued and outstanding common stock.

We believe each of these persons has or will have sole voting and investment power over the shares they own, except as noted below. The address of our current and future directors and executive officers is our address.

Principal stockholders before the acquisition –

		Percentage
		Before	After
Name	Number of Shares	Acquisition	Acquisition
John C. Antenucci (1)	12,655,025	2.527%	1.266%
Frederick G. Beisser (2)	1,479,900	0.296%*	0.148%*
All Directors and Officers As a group (2 persons)	14,132,925	2.823%	1.413%
Integrated Freight Corporation Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240	401,599,467	80.198%	90.084%

*Less than one percent.

Note (1) Includes 6,610,790 shares of common stock issuable pursuant to the exercise of options and 205,000 shares of common stock owned by Mr. Antenucci's spouse and minor child, for which he is deemed to be a beneficial owner.

Note (2) Includes 1,000,000 shares of common stock issuable pursuant to the exercise of options.

Principal stockholders after the acquisition –

	Number of Shares (1)		Percentage (4)(6)
	Before	After	Before	After
Name	Acquisition	Acquisition	Acquisition	Acquisition
John H. Bagalay	889,830	1,996,009	*	*
Paul A. Henley	115,677,952	259,481112	23.101%	25,948%
Henry P. Hoffman	889,830	1,996,009	*	*
Steven E. Lusty	17,796,608	39,920,171	3.554%	3.992%
Jackson L. Morris	8,898,304	19,960,086	1.777%	1.996%
T. Mark Morris (2)(6)	64,067,789	143,712,616	12.794%	14.371%
Monte W. Smith (3)	16,550,845	37,125,759	3.305%	3.713%
All directors and officers as a group – 7 persons (4)	224,771,159	504,191,760	44.886%	%
Nutmeg/Fortuna Fund LLLP	23,274,796	52,208,478	4.648%	5.221%
Suite 10, 155 Revere Drive, Northbrook, IL 60062
Edgar E. Rentaria	26,694,912	59,880,257	5.331%	5.988%
Suite B, 4923 W. Cypress Street, Tampa, FL 33607
Tangiers Investors, L.P. (5)(6)	41,434,953	92,944,138	8.274%	9.294%
Suite 400, 1446 Front St., San Diego, CA 92101

 * Less than one percent.

(1) Until completion of a reverse split of our outstanding shares in a ratio of 1 : 244.8598, the shares are legally owned by The Integrated Freight Stock Exchange Trust, which has sole voting power, but not investment power, over them. Jackson L. Morris is the Trustee. The shares held by the trust and additional shares we issue in final consideration for the acquisition of Integrated Freight will be distributed to Integrated Freight’s stockholders in a ratio of one of our shares for one of Integrated Freight’s shares.

(2)   Includes 600,000 shares issuable to Mr. Morris on conversion of our secured promissory note in the principal amount of $600,000.

(3)   Includes 412,500 shares owned by Mr. Smith’s wife.

(4)   Percentages reflect adjustment of issued and outstanding number of shares to include 600,000 shares issuable but not yet issued to Mr. Morris, 600,000 on note conversion.

(5)   Includes 325,000 shares issuable upon exercise of common stock purchase warrants at a price of $0.10 per share.

(6)   Percentages reflect adjustment of issued and outstanding number of shares to include shares issuable but not yet issued, in the case of Mr. Morris, 600,000 issuable on note conversion and in the case of Tangiers, 325,000 shares issuable on exercise of warrants.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT PLANGRAPHICS

PlanGraphics files reports with the U.S. Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934. You may read and copy any reports and other materials filed by PlanGraphics with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at which you may obtain all reports, proxy and information statements, and other information regarding PlanGraphics that it files with the SEC. The address of that web site is http://www.sec.gov. The above information is also available at www.plangraphics.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT

INTEGRATED FREIGHT AND EXHIBITS

Integrated Freight has filed a registration statement on Form S-4 with the SEC. You should note that the transaction described in the registration statement contemplates the merger of PlanGraphics into Integrated Freight. The transaction has been restructured to provide for PlanGraphics’ acquisition of Integrated Freight followed by the merger Integrated Freight into PlanGraphics, both transactions following the change in the board of directors noticed in this Schedule 14F-1. You may read and copy the registration statement, including the exhibits thereto at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that at which you may obtain the registration statement. The address of that site is http://www.sec.gov.

Dated: October 30, 2009

By Order of the Board of Directors

PLANGRAPHICS, INC.

/s/ John C. Antenucci

John C. Antenucci

Chief Executive Officer